VIVO PARTICIPAÇÕES S.A. Av. Dr. Chucri Zaidan, 860 Morumbi, 04583-110 São Paulo, SP, Brazil

November 4, 2010

Via Facsimile and Edgar

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vivo Participações S.A. Form 20-F for the year ended December 31, 2009 Filed March 31, 2010 File No. 333-09470

Dear Mr. Spirgel:

Thank you for your letter dated October 22, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Vivo Participações S.A. (“Vivo”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s October 22, 2010 comment letter in bold text.

Form 20-F for the Year Ended December 31, 2009

33. Summary of the differences between Brazilian GAAP and U.S. GAAP applicable to the Company, page F-83

ac) Debt issuance cost, page F-107

1.
We note your response to comment two from our comment letter dated September 17, 2010. Since Goodwill is no longer amortized under Brazilian GAAP, please tell us in more detail why the difference in the allocation of the excess purchase price between Brazillian GAAP and U.S. GAAP resulted in the $194,853 reconciling adjustment from Brazilian GAAP to U.S. GAAP in 2009. Also, please expand your footnote to disclose the change in line item presentation in 2009 regarding the impact of the recognition of the income effect of the PPA under U.S. GAAP.

In accordance with our response to comment two from the Staff’s comment letter dated September 17, 2010, under Brazilian GAAP goodwill was amortized until December 31, 2008. Beginning on January 1, 2009, goodwill is no longer amortized under Brazilian GAAP for accounting

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purposes,  and, similarly to U.S. GAAP, it has also become subject to an impairment test. Nevertheless, solely for tax purposes, goodwill continues to be amortized in accordance with Brazilian tax rules as a result of the regulations on tax neutrality set forth in Law No. 11,638/07, dated December 30, 2007. This tax neutrality means that the calculation of income tax (IRPJ), social contribution on net income (CSLL), contribution to the social integration programs (PIS) and contribution to social security financing (COFINS), for the two-year period from January 1, 2008 to December 31, 2009, continues to conform to the accounting methods and criteria set forth in Law No. 6,404, dated December 15, 1976 that was in effect until December 31, 2007. Consequently, goodwill amortization remains in place for tax purposes even though it is no longer applied for accounting purposes.

With respect to the amounts disclosed in the line item Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP, we would like to clarify that these amounts reflect the elimination of the tax benefit accounted for under Brazilian GAAP in connection with the amortization of goodwill for tax purposes mentioned above, so as to show the excess of the purchase price paid over the book value of assets and liabilities acquired during the PPA process as if calculated under U.S. GAAP.

The disclosure in the 2009 Form 20-F report related to the effect on income of the difference in accounting between Brazilian GAAP and U.S. GAAP for all the acquisitions described in Note 33(e) appearing in the footnote on Reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP on pages F-107 and F-108 could be expanded, per your request, as follows:

	Consolidated
	2009	2008	2007
	(in R$ thousands)
Acquisitions in connection with Note 33(e) of our 2009 20-F report:
Reversal of goodwill amortization according to Brazilian GAAP (1)	-	408,172	306,961
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP (2)	194,853	173,135	173,648
Adjustments on reported versus tax basis of goodwill under U.S.GAAP (3)	(19,035)	(45,681)	(45,681)
Depreciation of fixed assets (4)	(26,978)	(13,085)	7,269
Amortization of software (4)	(1,073)	(659)	-
Amortization of fair value adjustment to inventory (4)	-	(2,729)	-
Amortization of fair value related to tax credits (4)	386	238	-
Amortization of intangible related to concession (4)	(161,775)	(140,247)	(105,090)
Additional interest expense on purchase price allocation of debt (4)	(1,441)	(37)	(1,046)
Deferred tax effect (4)	(86,545)	(112,646)	(117,269)

(1)	During 2007 and 2008, goodwill was subject to amortization under Brazilian GAAP. This relates to the reversal of such goodwill amortization effect for U.S. GAAP reporting.
(2)
Brazilian tax regulations provide a mechanism that enables tax deductibility of goodwill resulting from business combinations transactions. This mechanism generally involves corporate reorganization of related special purpose acquisition and related operating companies to become one for tax reporting purposes. At the time of each restructuring that follows an acquisition, the Company recognizes under Brazilian GAAP a deferred tax asset for the tax benefit that will result from the future deductibility of the goodwill.

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The tax benefit approximates 34% of the tax basis of the goodwill at the date of the restructuring. In subsequent periods as the tax benefit is realized in current tax returns, a corresponding entry is recorded to reverse a portion of the tax benefit relating to the deduction. Under U.S. GAAP, the effect of the restructuring is linked with the accounting for the business combination that preceded the restructuring and results in an increase in the tax basis of the related book goodwill. Since ASC 850-740 (prior to the issuance of FAS 141R) precludes recognition at the acquisition date of the tax effect of the difference between the book and tax bases of goodwill, the deferred tax asset recognized under Brazilian GAAP at the time of the corporate reorganization is reversed. Accordingly, for purposes of the reconciliation, the entry recorded under Brazilian GAAP annually to reverse the tax benefit resulting from the restructuring is reversed. For the year ended December 31, 2009, the amount was R$194,853 million.
(3)	These amounts refer to the deferred income tax effect of the differences in the book and tax bases of goodwill subsequent to the acquisition date pursuant to the application of ASC 805-740-25-8.
(4)
Refers to amortization of assets and liabilities identified during the PPA process and  related deferred tax. Under Brazilian GAAP, the goodwill is calculated as being the excess of purchase price paid and book value of assets and liabilities acquired. Under U.S. GAAP, the excess of purchase price and book value of assets and liabilities acquired is first allocated to identifiable assets and liabilities at their fair value. The excess of purchase price paid and fair value of assets and liabilities acquired is recorded as goodwill.

To the extent that the Company continues to file a Form 20-F report with the Commission next year, its financial statements to be included therein (for the year ended December 31, 2010) will be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

28. Income Tax and Social Contributions – page F- 63

2.
We note the disclosure on page F-91 regarding the goodwill paid on Telemig’s acquisition. Please tell us where you recorded the tax benefit from the deduction of goodwill in your consolidated financial statements. Also tell us in more detail of how you accounted for the restructuring of the goodwill under both U.S. GAAP and Brazilian GAAP.

As mentioned in Note 33(e) on page F-91 of our 2009 Form 20-F, report, under Brazilian GAAP the goodwill paid on the Telemig Celular S.A. (“Telemig”) acquisition became deductible for income tax after the corporate reorganization occurred at the end of 2008. The tax benefit arising from such reorganization at a tax rate of 34% of the total goodwill paid on such acquisition was recorded under deferred tax assets in our consolidated financial statements as described in Note 28(d) under “Tax credit acquired – restructuring.” Thus, under Brazilian GAAP, tax benefits of R$504,958 thousand and R$45,524 thousand were recorded on the books of Telemig Celular Participações S.A. (“Telemig Participações”) and Telemig, respectively, and a credit in the same amount was recorded as a special goodwill reserve under Telemig Participações and Telemig’s equity, respectively. The portion of the tax benefit utilized to reduce the taxable income of these companies in each year can be capitalized to the benefit of the Company, their controlling shareholder, in each subsequent year as set forth in footnote 21.b.2.

Under U.S. GAAP, the tax benefit recorded at the Telemig level is reversed in the consolidated financial statements, as the tax benefit must be recorded when such benefit is realized on the tax return. This methodology is based on the provisions of ASC 805-740 “Business Combination/Income Taxes”, which requires that the reported amount of goodwill and the tax basis of goodwill are each separated into two components as of the acquisition date for purposes of deferred tax calculations. The first component of goodwill equals the lesser of goodwill for financial reporting or tax-deductible goodwill. The second component of goodwill equals the remainder, if any, of (i) goodwill for financial reporting over tax-deductible goodwill or (ii) tax-deductible goodwill over goodwill reported for financial reporting. Since

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that second component represents an excess of tax-deductible goodwill over the reported amount of goodwill, the tax benefit for that excess was recognized when realized on the tax return, and that tax benefit was applied, in the first instance, to reduce to zero the goodwill related to such acquisition, in the second instance, to reduce to zero other noncurrent intangible assets related to that acquisition, and, in the third instance, to reduce income tax expenses. For the year ended December 31, 2009, goodwill was reduced in the amount of R$63,609 thousand per tax benefit realization, as calculated pursuant to ASC 805-740. No tax benefit was realized in 2008. In addition, deferred taxes were recognized for any differences that may arise in the future between the financial reporting and tax basis of the first component of goodwill calculated pursuant to ASC 805-740 (see response to Staff's Comment 1 above).

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*           *           *           *

In providing these responses, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its annual report filed on Form 20-F for the year ended December 31, 2009;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  Any questions or comments with respect to this response letter may be communicated to the undersigned at 55 (11) 7420-1172 or to Diane Kerr at (212) 450-4529. Please send copies of any correspondence relating to this filing to Roberto Oliveira de Lima and Diane Kerr by facsimile to (212) 701-5529 with the original by mail to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

Very truly yours, /s/ Roberto Oliveira de Lima Roberto Oliveira de Lima
cc:           Diane G. Kerr, Esq.
(Davis Polk & Wardwell LLP)